BMO Financial Group Names Frank Techar Head of Canadian Personal & Commercial Banking
Harris CEO to take on key leadership role in Canadian retail business effective July 1, 2006
TORONTO, June 6, 2006 — BMO Financial Group announced today that Frank Techar has been appointed President and Chief Executive Officer, Personal and Commercial Banking Canada, effective July 1, 2006.
Mr. Techar has been leading BMO’s Personal and Commercial Banking in the United States since September 2002 as President and CEO of Harris Bankcorp Inc. Previously, Mr. Techar was based in Toronto where he held the position of Executive Vice-President and Head of Small Business Banking, Personal and Commercial Banking Canada.
Commenting on Mr. Techar’s appointment, Tony Comper, President and Chief Executive Officer, BMO Financial Group, said, “I am confident that Frank will do an outstanding job in this new role. In his four years at Harris, his strong leadership capabilities have ensured our continued success in this highly competitive marketplace. Through acquisitions and organic growth, Frank has taken our Harris network in Chicagoland and Northwest Indiana to 200 branches. He has also focused on differentiating our customer experience and has undertaken numerous strategies that have positioned this business very well for future growth and success.”
Mr. Comper noted that, under Frank Techar’s leadership, annualized revenue and net income for Chicagoland Banking (in US$) have grown by approximately 12% and 20% over the last three fiscal years.
In his new role, Mr. Techar will be responsible for a business that serves more than 7.5 million customers through almost 1,000 BMO Bank of Montreal branches, telephone and online banking, and a network of almost 2,000 automated banking machines.
Mr. Techar will continue to report to Bill Downe, Chief Operating Officer, BMO Financial Group. He will also continue to serve on BMO’s Management Board Executive Committee.
Mr. Downe said, “Frank’s wide experience and many accomplishments make him the ideal leader for our Personal and Commercial team in Canada. We have ambitious plans for accelerating profitable growth in our commercial business in Canada, where we have a No. 2 market share position, and in personal banking where we are focused on profitable growth in market share and customer satisfaction. Not only is Frank’s return to Canada good news for our employees, customers and shareholders, but, significantly, he leaves Harris in a very strong position, and with a talented and capable leadership team focused on executing our U.S. strategy. In the period until a successor is named for Frank, I will be working closely with the U.S. management team to maintain profitable organic growth and pursue further expansion through acquisition.”
“I’m looking forward to working with my colleagues in Canada to achieve a differentiated position in the marketplace which I know we are capable of,” Mr. Techar said. “Our business has tremendous potential and I am excited about the opportunity to work with the thousands of dedicated BMO Bank of Montreal employees who demonstrate every day how committed they are to that goal. I also want to thank all my Harris colleagues for their support over the past four years.”
A native of Minnesota, Mr. Techar began his 21-year career with BMO Financial Group in the Corporate Banking division, and spent 12 years in various positions in Denver and Houston. He went on to gain international leadership experience as Senior Vice-President and General Manager of BMO Financial Group’s offices in London, England.
He earned a Bachelor of Science and Engineering degree from Princeton University in 1978 and an MBA from the University of Denver in 1983 and is an active member of Chicago’s business and civic community serving on numerous boards and committees.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $312 billion as at April 30, 2006, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Laurie Grant, Vancouver, laurie.grant@bmo.com, (604) 665-7696
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com